Grupo Financiero/Galicia

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

             GRUPO FINANCIERO GALICIA CALLS A SHAREHOLDERS' MEETING

Buenos Aires, Argentina, September 11, 2006, Grupo Financiero Galicia S.A. (Buenos Aires Stock Exchange / NASDAQ: GGAL, "Grupo Galicia") calls an ordinary shareholders' meeting to take place on October 11, 2006 at 11:00 a.m. at Peron 525 10(o) Floor, Buenos Aires, in order to authorize Grupo to approve an increase in the capital of its principal subsidiary, Banco de Galicia y Buenos Aires S.A. (the "Bank").

The capital increase of the Bank will consist of the issuance of up to 100 million additional shares (approximately a 21% increase of its outstanding shares) in exchange for cash or negotiable obligations previously issued by the Bank.

The capital increase will permit the Bank to continue the significant growth of its business, reduce financing costs and improve its financial structure.

Grupo Galicia was formed in 1999 as a financial services holding company organized under the laws of Argentina. Its most significant asset is its interest in the Bank. The main objective of Grupo Galicia is to be one of Argentina's leading comprehensive financial services companies while continuing to strengthen the Bank's position as one of the country's leading financial institutions.
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                                                        Grupo Financiero/Galicia

                  NOTICE OF ORDINARY MEETING OF SHAREHOLDERS OF

                          GRUPO FINANCIERO GALICIA S.A.

Notice is hereby given to all shareholders of Grupo Financiero Galicia S.A. that an ordinary meeting of shareholders will be held on October 11, 2006 at 11.00 a.m., at Tte. General Juan D. Peron 525, 10th floor, Buenos Aires City (NOTE: not the corporation's registered office) to consider and act upon the following
AGENDA:

1(o)      Appointment of two shareholders to sign the meeting minutes.

2(o) Consideration of the capital increase of our controlled company Banco de Galicia y Buenos Aires S.A. to be dealt at its next shareholders' meeting and the position to be adopted by Grupo Financiero Galicia S.A. in said meeting.

          NOTES:

          1. It is hereby informed that in order to be able to attend to the meeting, the shareholders must deposit their certificates evidencing their book-entry shares as issued by Caja de Valores S.A., by October 5, 2006 (from 10:00 a.m. to 4:00 p.m.), at Tte. General Juan D. Peron 456, 2nd floor, Buenos Aires City, so that the shares can be registered in the meeting attendance registry book.

          2. Additionally, it is hereby informed with regard companies incorporated outside the Republic of Argentina which participate in shareholders meetings that the National Securities Commission (Comision Nacional de Valores) requests about their fulfillment with Resolution No. 7/03 issued by the Public Registry of Commerce of the city of Buenos Aires (Inspeccion General de Justicia or IGJ).

     This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.